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                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13G

              Under the Securities Exchange Act of 1934
        (Amendment No. 1 to the Amended and Restated Schedule
                and Initial Schedule 13G via EDGAR)*


                  Telephone and Data Systems, Inc.
   ______________________________________________________________
                          (Name of Issuer)

                   Common Shares, $1.00 par value
   ______________________________________________________________
                   (Title of Class of Securities)

                              87943310
   ______________________________________________________________
                           (CUSIP Number)



   Check  the  following box  if  a fee  is being  paid  with the
   statement____.   (A  fee is  not  required only  if the  filing
   person:    (1) has  a  previous statement  on  file  reporting
   beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


   * The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   SEC 1745 (2/92)
                             Page 1 of 5

                                 13G
   CUSIP No.  87943310                             Page 2 of 5 Pages
             ----------                                --    --

    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Voting Trust under Agreement dated June 30, 1989
            36-2669023


     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  X
                                                              (b)

     3  SEC USE ONLY

     4  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


                         5  SOLE VOTING POWER - 6,252,335.6 - This amount
                            consists of Series A Common Shares which have
        NUMBER OF           ten votes per share on all matters and are
          SHARES            convertible on a share-for-share basis into
       BENEFICIALLY         Common Shares, and are held by the reporting
         OWNED BY           persons as trustees of a Voting Trust (see Item
           EACH             2 for further explanation).
        REPORTING
          PERSON         6  SHARED VOTING POWER
           WITH             Same as 5.

                         7  SOLE DISPOSITIVE POWER
                             Same as 5.

                         8  SHARED DISPOSITIVE POWER
                             Same as 5.

    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Same as 5.

    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*
         N/A

    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - Reporting persons beneficially own approximately 90.8% of the Series A Common Shares of the Issuer, representing approximately 11.1% of the Issuer's outstanding classes of Common Shares and 53.0% of the Issuer's voting power.

    12  TYPE OF REPORTING PERSON*
         OO

                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                          Page 2 of 5 Pages

   Schedule 13G
   Issuer: Telephone and Data Systems, Inc.
   Page 3 of 5


   Item 1.  (a)  Name of Issuer:
                 ---------------
                 Telephone and Data Systems, Inc.

            (b)  Address   of   Issuers's   Principal    Executive
                 Offices:
                 ------------------------------------------------
                 30 North LaSalle Street
                 Suite 4000
                 Chicago, Illinois 60602

   Item 2.  (a)  Name of Person Filing:
                 ---------------------
                 The Voting Trust under Agreement dated June 30, 1989

            (b)  Address of Principal Business Office:
                 ------------------------------------
                 c/o Telephone and Data Systems, Inc.
                 30 North LaSalle Street
                 Suite 4000
                 Chicago, Illinois 60602

            (c)  Citizenship:
                 -----------
                 United States

            (d)  Title of Class of Securities:
                 ----------------------------
                 Common Shares, $1.00 par value.

            (e)  CUSIP Number:
                 ------------
                 87943310

   Item 3.  (a) - (h)
            Not Applicable.

   Item 4.  Ownership
            ----------

            (a)  Amount  Beneficially  Owned  as  of December  31,
                 1994:
                 ------------------------------------------------
                 See cover page, row 9.

   Schedule 13G
   Issuer: Telephone and Data Systems, Inc.
   Page 4 of 5


            (b)  Percent of Class:
                 ----------------
                 See cover page, row 11.

            (c)  Number of shares as to which such person has:
                 --------------------------------------------
                 (i) Sole power to vote or to direct the vote:

                         See cover page, row 5.

                 (ii) Shared power to vote or to direct the vote:

                         See cover page, row 5.

                 (iii) Sole power to dispose or to direct the disposition of:

                         See cover page, row 5.

                 (iv) Shared power to dispose or to direct the disposition of:

                         See cover page, row 5.

   Item 5.       Ownership of Five Percent or Less of a Class.
                 --------------------------------------------
                 Not Applicable.

   Item 6.       Ownership of More than Five Percent on Behalf  of
                 Another Person.
                 ------------------------------------------------
                 Not Applicable.

   Item 7.       Identification   and   Classification   of    the
                 Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
                 ------------------------------------------------
                 Not Applicable.

   Item 8.       Identification  and Classification  of Members of
                 the Group.
                 ------------------------------------------------
                 Not Applicable.

   Item 9.       Notice of Dissolution of Group.
                 -------------------------------
                 Not Applicable.

   Schedule 13G
   Issuer: Telephone and Data Systems, Inc.
   Page 5 of 5


                              SIGNATURE

        After reasonable inquiry and to the best of my knowledge

   and belief, I certify that the information set forth in this statement is true, complete and correct.


    Date:   February  10,  1995          The  Voting Trust under Agreement
                                         dated June 30, 1989




                                     By: /s/ LeRoy T. Carlson, Jr.
                                         __________________________
                                         LeRoy T. Carlson, Jr.
                                         Title:  A Trustee






              Signature Page to Amendment No. 1 to the
                  Amended and Restated Schedule 13G
                  relating to the direct beneficial
                  ownership in the Common Shares of
        Telephone and Data Systems, Inc. by the Voting Trust.